                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    Schedule 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. ----)<F*>

                              UNIFIED HOLDINGS, INC.
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


-------------------------------------------------------------------------------
                                  (CUSIP Number)

                                                COPY TO:

      Timothy L. Ashburn                        David F. Morris, Esq.
      UNIFIED HOLDINGS, INC.                    THOMPSON COBURN
      1104 Buttonwood Court                     One Mercantile Center
      Lexington, Kentucky 40515                 St. Louis, Missouri  63101
      (606) 273-5678                            (314) 552-6000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                             October 10, 1997
              ---------------------------------------------
                  (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a Trustee's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following page(s))

CUSIP No.                           13D               PAGE 2 OF 4 PAGES
                                                          ---  ---
===============================================================================
      1     NAME OF REPORTING PERSON

            TIMOTHY L. ASBURN, TRUSTEE OF THE UNIFIED HOLDINGS, INC. VOTING TRUST DATED OCTOBER 10, 1997

            S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) / /
            (b) /X/
-------------------------------------------------------------------------------
      3     SEC USE ONLY


-------------------------------------------------------------------------------
      4     SOURCE OF FUNDS
            OO

-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

-------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

-------------------------------------------------------------------------------
        NUMBER OF       7     SOLE VOTING POWER

         SHARES               572,768

      BENEFICIALLY

        OWNED BY

          EACH

        REPORTING

         PERSON

          WITH     ------------------------------------------------------------

                        8     SHARED VOTING POWER

                              -0-
                   ------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              -0-
                   ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              -0-
-------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             63,656
-------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES /X/

-------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.1%
-------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON
            IN
===============================================================================

CUSIP NO. 888791100                 13D            PAGE   3   OF   4   PAGES
                                                        -----    -----

ITEM 1.    SECURITY AND ISSUER.

            This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Unified Common Stock"), of Unified Holdings, Inc., a Delaware corporation ("Unified"). The address of the principal executive offices of Unified is 429 North Pennsylvania Street, Indianapolis, Indiana 46204-1873.

ITEM 2.    IDENTITY AND BACKGROUND

            (a)   Name:  Timothy L. Ashburn

            (b) Residence address: 1104 Buttonwood Court, Lexington, Kentucky 40515

            (c) President principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: Chief Executive Officer and Chairman of the Board of Directors of Unified, the principal business of which is providing management services and equipment for its wholly owned subsidiaries which, in turn, provide various financial services to third party financial services institutions-- predominantly mutual funds. The address of the principal executive offices of Unified is 429 North Pennsylvania Street, Indianapolis, Indiana 46204-1873.

            (d) Timothy L. Ashburn has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Timothy L. Ashburn has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The securities (the "Securities") reported herein as beneficially owned by Timothy L. Ashburn were not acquired by way of purchase. The Securities were transferred to Timothy L. Ashburn as trustee of the Unified Holdings, Inc. Voting Trust dated October 10, 1997 (the "Trust") in exchange for voting trust certificates pursuant to the terms of the Unified Holdings, Inc. Voting Trust Agreement Dated October 10, 1997.

ITEM 4.    PURPOSE OF TRANSACTION.

            The Trust was established in order to aggregate the voting power represented by the Securities for the election and removal of directors of Unified and any and all other matters with respect to which holders of the Securities are entitled to vote (including but not limited to amendments of Unified's Certificate of Incorporation or by-laws, mergers, consolidations, share exchanges, dissolution of Unified or the sale or other disposition of all or substantially all of the assets or stock of Unified or any subsidiary thereof).

CUSIP NO. 888791100                 13D         PAGE   4   OF   4   PAGES
                                                     -----    -----

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            (a) Timothy L. Ashburn may be deemed to be the beneficial owner of 572,768 shares of Unified Common Stock, representing 60.4% of the 947,768 shares of such class issued and outstanding as of November 19, 1997. Timothy
L. Ashburn specifically disclaims beneficial ownership with respect to all of such shares except 63,656 shares, which shares are beneficially owned by Timothy L. Ashburn in an individual capacity and which shares Timothy L. Ashburn has deposited into the Trust in exchange for voting trust certificates.

            (b) Timothy L. Ashburn may be deemed to have sole voting power with respect to 572,768 shares of Unified Common Stock, which shares represent 60.4% percent of the 947,768 shares of such class issued and outstanding as of November 19, 1997.

            (c) Timothy L. Ashburn has not effected any transactions in Unified Common Stock during the past sixty days.

            (d)   Not applicable.

            (e)   Not applicable.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

           Not applicable.


ITEM 7.    MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

           See Exhibit Index.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  November 24, 1997              /s/ Timothy L. Ashburn
                                       ----------------------------------------
                                       Timothy L. Ashburn, Trustee of the
                                       Unified Holdings, Inc. Voting Trust
                                       Dated October 10, 1997

                              EXHIBIT INDEX
                              -------------


Exhibit A     Unified Holdings, Inc. Voting Trust Agreement Dated October 10,
              1997

                                  EXHIBIT A
                                  ---------

                            UNIFIED HOLDINGS, INC.
                            VOTING TRUST AGREEMENT
                            ----------------------

      THIS VOTING TRUST AGREEMENT (the "Agreement") is made and entered into this 10th day of October, 1997, by and among TIMOTHY L. ASHBURN, as voting trustee (in such capacity, the "Voting Trustee"), and each of the undersigned stockholders of Unified Holdings, Inc. (the "Stockholders") who have executed this Agreement on the signature pages hereto.

                            W I T N E S S E T H :

      WHEREAS, the Stockholders are holders of certain issued and outstanding shares of common stock of Unified, par value $0.01 per share ("Common Stock");

      WHEREAS, the Stockholders desire to transfer title to their shares of Common Stock to the Voting Trustee in return for voting trust certificates as herein provided;

      WHEREAS, the Voting Trustee is willing to serve as voting trustee with respect to the Common Stock as herein provided;

      NOW, THEREFORE, in consideration of the premises and the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

      1.      Shares to be Held in Trust.
              --------------------------

              (a)    Establishment of Voting Trust.  Each of the Stockholders
                     -----------------------------
and the Voting Trustee hereby establish and constitute a voting trust (the "Voting Trust") with respect to the shares of Common Stock (such shares of Common Stock hereinafter are referred to collectively as the "Trust Shares"). Such Voting Trust shall be administered on the terms set forth in this Agreement.

              (b)    Actions to be Taken.  Upon execution of this Agreement,
                     -------------------
the following actions shall be taken by each of the parties hereto:

                     (i) Each of the Stockholders shall instruct Unified in writing, as soon as practicable after the execution of this agreement, that all certificates evidencing shares of Common Stock held in their name, shall be reissued to and in the name of the Voting Trustee pursuant to this Agreement. The Voting Trustee hereby is authorized to receive and to hold, in the name of the Voting Trustee for the benefit of the Stockholders, the Trust Shares. Each Stockholder represents and warrants that he or she is the sole record and beneficial owner of the number of shares of Common Stock set forth beneath his or her signature on the signature pages to this Agreement.

                     (ii) Immediately following the transfer of the Trust Shares to the Voting Trustee, the Voting Trustee shall issue to the Stockholders one or more voting trust certificates in the form of Exhibit A attached hereto (each
                                               ---------
      a "Voting Trust Certificate") evidencing the number of Trust Shares held by the Voting Trustee for his, her or its benefit.

      (c)     Voting Securities Subsequently Acquired.  The parties hereto
              ---------------------------------------
acknowledge that, if any additional voting securities of Unified are issued with respect to the Trust Shares, whether by reason of a stock split, stock dividend, share exchange or similar transaction, or if any additional voting securities of Unified are acquired by a party hereto in any manner whatsoever, certificates representing such additional voting securities shall be delivered to the Voting Trustee, and such additional voting securities shall constitute "Trust Shares" hereunder. The Voting Trustee shall execute and deliver one or more Voting Trust Certificates to the Voting Trust Certificate holder delivering such additional voting securities to represent his, her, or its interest in such additional voting securities. For purposes of this Agreement, "voting securities" shall mean any equity securities of Unified (or any corporate successor) which may be entitled by law to vote at any time with respect to any matter, whether or not such equity securities are accorded voting rights under the certificate or articles of incorporation of Unified (or such successor).

      (d)     Legend.  All certificates representing the Trust Shares, and
              ------
all warrants and options exercisable for equity securities which shall become Trust Shares as set forth herein, shall bear a legend substantially to the effect that "The shares of stock of the corporation [represented hereby/receivable upon exercise hereof] are subject to the terms of a certain Voting Trust Agreement dated October 10, 1997, as the same may be amended and/or restated from time to time, a copy of which is on file with the corporation."

      2.      Voting Trust Shares.  Subject to the provisions of this
              -------------------
Agreement, the Voting Trustee, as such, shall have full power and discretion to vote the Trust Shares for the election and removal of directors of Unified and on any and all other matters with respect to which holders of the voting securities of Unified are entitled to vote (including but not limited to amendments of Unified's articles of incorporation, by-laws, mergers, consolidations, share exchanges, dissolution of Unified, or a sale or other disposition of all or substantially all of the assets or stock of Unified or any subsidiary thereof), whether such matters are considered in a meeting of such holders or in a unanimous written consent to be executed by them.

      3.      Voting Trustee.
              --------------

              (a) The Voting Trustee shall have the right to resign as Voting Trustee hereunder during his lifetime at any time by notice to the Voting Trust Certificate holders, such resignation to be effective at such time as a successor Voting Trustee accepts this Agreement pursuant to Section 3(c).

              (b) In the event of the resignation or inability of the Voting Trustee to serve for any reason, the successor to the Voting Trustee shall be the person appointed by the Voting Trustee to serve as successor to the Voting Trustee. Upon the death of the Voting Trustee without his having appointed a successor, the holders of Voting Trust Certificates shall hold a meeting within sixty (60) days after the death of the Voting Trustee for the purpose of electing a successor, or as soon thereafter as practicable. Notice of such meeting shall be delivered to each Voting Trust Certificate Holder not less than ten (10) days prior thereto. The successor to the Voting Trustee shall be the person appointed by the affirmative vote of the holders of a majority of the then outstanding Voting Trust Certificates.

              (c) Any person appointed as a successor Voting Trustee hereunder shall become a Voting Trustee only upon written acceptance of this Agreement and the rights, powers, duties and obligations of the Voting Trustee hereunder, and the delivery of such acceptance to the preceding Voting Trustee (if then living) and the Voting Trust Certificate holders. Each successor Voting Trustee shall have the same rights, powers, duties and obligations as the Voting Trustee whom such successor succeeds.

      4.      Dividends; Stockholder Materials.  During the term of this
              --------------------------------
Agreement, the Voting Trust Certificate holders shall continue to remain entitled to receive any cash and in kind dividends declared and paid with respect to the Trust Shares (except in kind dividends of voting securities), and any informational materials distributed by Unified to all holders of voting securities of the Unified. The Voting Trustee shall be solely responsible for the delivery of such informational materials and cash in kind dividends to, and the division thereof among, the Voting Trust Certificate holders.

      5.      Termination.  This Agreement and the Voting Trust created
              -----------
herein shall terminate upon the first to occur of (a) the execution of an instrument terminating this Agreement by the holders of not less than seventy percent (70%) of the then outstanding Voting Trust Certificates, or (b) October 31, 1998.

      6.      Transfer and Distribution of Trust Shares.
              -----------------------------------------

              (a) If any Voting Trust Certificate holder transfers all or part of the Trust Shares relating to his, her, or its Voting Trust Certificate to an Affiliate (as defined below) of the transferor, or to a person who immediately prior to the transfer is a holder of Voting Trust Certificates, then upon the Voting Trustee's receipt of a duly endorsed Voting Trust Certificate specifying the number of Trust Shares being transferred, the Voting Trustee shall issue to such transferee one or more Voting Trust Certificates representing such transferee's interest in the transferred Trust Shares, and shall issue to such transferor one or more new Voting Trust Certificates representing the untransferred Trust Shares. For purposes of this Agreement, the term "Affiliate" shall mean and include all of the following:

                     (i) any family member of a transferor which is described in Section 267(c)(4) of the Internal Revenue Code of 1986 as presently in effect ("Family Member");

                     (ii) any trust of which the transferor or a Family Member of the transferor is a trustee or a material beneficiary;

                     (iii) if the transferor is a trust, any beneficiary thereof; and

                     (iv) any corporation, partnership, limited partnership, limited liability company or other entity in which the transferor or any Family Member of the Transferor has a material financial interest.

              (b) In the event any Voting Trust Certificate holder transfers all or part of the Trust Shares relating to his, her, or its Voting Trust Certificate in a bona fide transfer to a person who is not an Affiliate of the transferor, and who immediately prior to the transfer is not a holder of Voting

Trust Certificates, then upon the Voting Trustee's receipt of a duly endorsed Voting Trust Certificate specifying the number of Trust Shares being transferred, the Voting Trustee shall issue to such transferee one or more certificates representing the Trust Shares so transferred, and shall issue to such transferor one or more new Voting Trust Certificates representing the untransferred Trust Shares. Such transferee shall take the transferred Trust Shares free from the provisions of this Agreement.

              (c) Upon termination of this Agreement and the Voting Trust created herein, each holder of a Voting Trust Certificate shall surrender to the then acting Voting Trustee all of such holder's Voting Trust Certificates, duly endorsed for transfer. The Voting Trustee shall as soon as practicable thereafter distribute to such holder, free from trust, one or more certificates representing the Trust Shares to which such holder is entitled, which certificates shall not contain the legend contained in Section 1(d) hereof.

      7.      Compensation of Voting Trustee.  The Voting Trustee shall
              ------------------------------
receive no compensation for his or her services as Voting Trustee hereunder, but this provision shall not limit in any way the compensation or benefits which a Voting Trustee may receive in his or her capacity as an officer, director or attorney of Unified.

      8.      Liability of Voting Trustees.  It is the intention of the
              ----------------------------
parties that the Voting Trustee have unfettered discretion to vote the Trust Shares as he or she deems appropriate. No Voting Trustee shall be liable to Stockholder or any other person for any loss arising out of or in connection with his or her voting of any of the Trust Shares or any other action or inaction as Voting Trustee hereunder, unless such loss was caused by his or her gross negligence or willful misconduct. The Voting Trustee may consult with counsel of his or her choice, and shall have full and complete authorization and protection for any action taken or suffered by the Voting Trustee under this Agreement in good faith and in accordance with the opinion of such counsel.

      9.      Notices.  All notices and other communications shall be in
              -------
writing and shall be personally delivered or delivered by certified mail, return receipt requested, addressed to such party at its address hereinafter set forth, or such other address as such party may hereafter specify by notice given pursuant to this Section 9. Each such notice or other communication shall be effective (i) if personally delivered, on the date of such delivery; and (ii) if given by certified mail, return receipt requested, 48 hours after deposit in the mail with appropriate certified postage prepaid, addressed as aforesaid.

      In the case of the Voting Trustee, to:

              Timothy L. Ashburn
              1104 Buttonwood Court
              Lexington, Kentucky 40515


      In the case of any holder of Voting Trust Certificates, to such person's address specified on the signature page hereof, or such other address of which such party has given notice in accordance with the provisions of this Section.

      10.     Amendment.  This Agreement may be amended or modified in whole
              ---------
or in part only by a document in writing signed by the Voting Trustee and each other party against whom such amendment or modification is to be enforced.

      11.     Counterparts.  This Voting Trust Agreement may be executed in
              ------------
one or more counterparts, each of which shall constitute an original, and all of which taken together shall constitute one instrument.

      12.     Severability.  If any one or more of the provisions contained
              ------------
in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions of this Agreement and any other application thereof shall not in any way be affected or impaired thereby.

      13.     Headings.  The headings in this Agreement are inserted for
              --------
convenience only and in no way alter, amend, modify, limit or restrict the contractual obligations of the parties hereto.

      14.     Binding Effect.  This Agreement shall be binding on, inure to
              --------------
the benefit of, and be enforceable by and against the Voting Trustee, the other parties hereto, and their respective heirs, personal representatives, distributees, successors and assigns.

      15.     Governing Law.  This Agreement shall be governed by and
              -------------
construed in accordance with the internal laws of the State of Delaware.

      [THE BALANCE OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.




---------------------------------------------------
Timothy L. Ashburn, as Voting Trustee
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Timothy L. Ashburn
63,656 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Caroline M. Bacon
5,967 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Tina M. Biedenbach
6,490 Shares
Address:

        -------------------------------------------


        -------------------------------------------

---------------------------------------------------
David A. Bogaert
35,070 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Crystal M. Cherry
2,638 Shares
Address:

        -------------------------------------------


        -------------------------------------------



---------------------------------------------------
Dale R. Cherry
7,809 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Mary M. Culley
7,950 Shares
Address:

        -------------------------------------------


        -------------------------------------------

---------------------------------------------------
Michael E. Durham
18,305 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Weaver H. Gaines
18,000 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Anthony J. Ghoston
30,453 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Lori Ann Hauber
9,585 Shares
Address:

        -------------------------------------------


        -------------------------------------------

---------------------------------------------------
Carol J. Highsmith
15,354 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Stephen D. Highsmith, Jr.
28,895 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Brandy L. Hill
7,574 Shares
Address:

        -------------------------------------------


        -------------------------------------------



---------------------------------------------------
Eric Jean Himes
3,100 Shares
Address:

        -------------------------------------------


        -------------------------------------------

---------------------------------------------------
Linda A. Lawson
25,111 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Judy K. Lynch
20,610 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Linda G. Lyon
6,631 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
John D. Metcalfe
4,592 Shares
Address:

        -------------------------------------------


        -------------------------------------------

---------------------------------------------------
Vanessa Mitchell
5,543 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Amy L. Monroe
5,414 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Thomas G. Napurano
62,949 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Jack R. Orben
18,000 Shares
Address:

        -------------------------------------------


        -------------------------------------------

---------------------------------------------------
Allen W. Pence
23,160 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Keith A. Pence
4,269 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
David M. Sanders
8,512 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Brent L. Shike
5,857 Shares
Address:

        -------------------------------------------


        -------------------------------------------

---------------------------------------------------
Stacy A. Stone
16,856 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Mark W. Suesz
7,698 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Diane M. Weishaar
5,391 Shares
Address:

        -------------------------------------------


        -------------------------------------------



---------------------------------------------------
Robert David Wenzel
7,400 Shares
Address:

        -------------------------------------------


        -------------------------------------------

---------------------------------------------------
Daniel W. Wilson
19,716 Shares
Address:

        -------------------------------------------


        -------------------------------------------




---------------------------------------------------
Lynn E. Wood
64,213 Shares
Address:

        -------------------------------------------


        -------------------------------------------

                                  Exhibit A
                                      to
                             Voting Trust Agreement
                             ----------------------

No.                                                                  Shares
   ----------------                            ---------------------

                             UNIFIED HOLDINGS, INC.
                             a Delaware corporation

                            Voting Trust Certificate

      This certifies that:

      (1)     A certificate representing           shares of Common Stock of
                                        ----------
UNIFIED HOLDINGS, INC., a Delaware corporation ("Company") has been deposited with the undersigned, as Voting Trustee under the Voting Trust Agreement (the "Voting Trust Agreement") dated as of October 10, 1997, between Timothy L. Ashburn, as Voting Trustee; and the stockholders of the Company identified therein.

      (2)
           ----------------------------------------------------, or the
registered assigns thereof, is entitled to all of the benefits arising from the deposit of such shares, subject to the terms and conditions set forth in the Voting Trust Agreement.

      Subject to the limitations set forth in the Voting Trust Agreement, and subject to limitations imposed by applicable law from time to time (if any), this certificate and the rights of the registered holder may be transferred on the records maintained by the Voting Trustee under the Voting Trust Agreement. In the event of such a transfer, the Voting Trustee shall cause appropriate evidence thereof to be endorsed hereon or shall, in the discretion of the Voting Trustee, cause another certificate (or additional certificates) to be issued in replacement for this certificate to reflect the transfer appropriately.

      IN WITNESS WHEREOF, the undersigned Voting Trustee has executed this certificate this 10th day of October, 1997.



                     ------------------------------------------------------
                     Timothy L. Ashburn, Voting Trustee